FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 04 May 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

 GlaxoSmithKline plc

 Result of AGM

GlaxoSmithKline plc ('GSK') announces that at its Annual General Meeting ('AGM') today, all resolutions were passed by shareholders. The full text of each resolution is contained in the 2017 Notice of AGM, which is available on the GSK website, www.gsk.com.

GSK AGM Poll Results

The following table shows the total number of votes cast for each resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Votes withheld**
1	To receive and adopt the 2016 Annual Report	3,554,183,464	97.22	101,455,389	2.78	3,655,638,853	4,387,214
2	Approve the Annual report on remuneration	3,463,239,643	96.39	129,558,994	3.61	3,592,798,637	67,227,431
3	Approve the Remuneration policy	3,422,452,218	95.23	171,330,252	4.77	3,593,782,470	66,243,598
4	Election of Emma Walmsley	3,634,697,039	99.38	22,652,327	0.62	3,657,349,366	2,676,702
5	Election of Dr Vivienne Cox	3,585,205,455	98.03	72,167,674	1.97	3,657,373,129	2,653,239
6	To elect Dr Patrick Vallance	3,629,796,597	99.25	27,494,401	0.75	3,657,290,998	2,735,337
7	Re-election of Sir Philip Hampton	3,628,585,104	99.22	28,393,827	0.78	3,656,978,931	3,047,437
8	Re-election of Professor Sir Roy Anderson	3,625,292,635	99.12	32,058,752	0.88	3,657,351,387	2,674,980
9	Re-election of Vindi Banga	3,581,285,228	97.92	76,000,048	2.08	3,657,285,276	2,741,092
10	Re-election of Simon Dingemans	3,518,149,283	96.20	139,147,225	3.80	3,657,296,508	2,729,860
11	Re-election of Lynn Elsenhans	3,638,701,603	99.49	18,607,222	0.51	3,657,308,825	2,710,187
12	Re-election of Dr Jesse Goodman	3,639,142,174	99.50	18,139,405	0.50	3,657,281,579	2,714,188
13	Re-election of Judy Lewent	3,510,396,677	95.98	146,948,919	4.02	3,657,345,596	2,680,772
14	Re-election of Urs Rohner	3,575,150,146	97.76	82,080,983	2.24	3,657,231,129	2,795,239
15	Re-appointment of auditors	3,589,897,930	98.70	47,405,837	1.30	3,637,303,767	22,722,600
16	Remuneration of auditors	3,634,255,503	99.37	23,089,499	0.63	3,657,345,002	2,674,361
17	Authority for the company to make donations to political organisations and incur political expenditure	3,590,068,747	98.21	65,556,654	1.79	3,655,625,401	4,400,967
18	Authority to allot shares	3,545,752,292	96.96	111,083,355	3.04	3,656,835,647	3,190,721
19	Disapplication of pre-emption rights - general power***	3,579,962,643	97.94	75,432,563	2.06	3,655,395,206	4,624,157
20	Disapplication of pre-emption rights - in connection with an acquisition or specified capital investment***	3,395,638,484	92.96	257,114,976	7.04	3,652,753,460	7,265,904
21	Authority for the company to purchase its own shares***	3,607,672,499	98.68	48,202,613	1.32	3,655,875,112	4,151,256
22	Exemption from statement of senior statutory auditor's name	3,629,354,814	99.28	26,480,369	0.72	3,655,835,183	4,198,037
23	Authorise reduced notice of a general meeting other than an AGM***	3,407,170,884	93.19	248,934,681	6.81	3,656,105,565	3,920,802
24	Approve the GlaxoSmithKline 2017 Performance Share Plan	3,515,643,781	96.16	140,281,237	3.84	3,655,925,018	4,101,350
25	Approve the 2017 GlaxoSmithKline Deferred Annual Bonus Plan	3,579,310,888	97.97	74,224,589	2.03	3,653,535,477	6,490,891

Notes:

*	Includes discretionary votes.
**	A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.
***	Indicates Special Resolutions requiring a 75% majority.

The following table provides further relevant information:

	GSK's Seventeenth AGM (2017)	GSK's Sixteen AGM (2016)
Issued share capital (excluding Treasury Shares)	4,917,502,476	4,871,555,095
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	74.43%	76.15%
Total shareholder population	116,502	132,85
Total number of proxies lodged	7,336	8,020
% of shareholders who lodged proxies	6.30%	6.03%
Number of shareholders, corporate representatives and proxies who attended the AGM	435	448

V A Whyte
Company Secretary
4 May 2017

These results will shortly be available on the company's website at www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sarah Webster	+44 (0) 20 8047 0246	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 04, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc